FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 001-34718

The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Delisting Notifications dated 02 June 2015
Exhibit No. 2	Delisting Notifications dated 15 June 2015

Exhibit No. 1

2 June 2015

DE-LISTING NOTIFICATIONS

The Royal Bank of Scotland plc (the "Issuer")

This notice relates to the following securities (the "Securities") issued by the Issuer.

ISIN Code: GB00B8TFNP71 ISIN Code: GB00B8TFNN57

The Issuer holds 100 percent of the Securities in their own account, therefore no Securities are held by third parties.

Therefore, in the Issuer's capacity as sole Securityholder, we intend to file notification in accordance with Listing Rule 5.3.1 of our intention to cancel the above referenced Securities from the Official List  of the FCA effective on 1 July 2015 (see links below). Following such delisting the Securities will cease trading.

http://www.rns-pdf.londonstockexchange.com/rns/9709O_-2015-6-2.pdf

For further information, please contact:

RBS Markets

+44 20 7678 1962

http://markets.rbs.com

Exhibit No. 2

15 June 2015

DE-LISTING NOTIFICATIONS

The Royal Bank of Scotland plc (the "Issuer")

This notice relates to the following securities (the "Securities") issued by the Issuer.

ISIN Code: GB00B3SMWK23

The Issuer holds 100 percent of the Securities in their own account, therefore no Securities are held by third parties.

Therefore, in the Issuer's capacity as sole Securityholder, we intend to file notification in accordance with Listing Rule 5.3.1 of our intention to cancel the above referenced Securities from the Official List  of the FCA effective on 13 July 2015 (see links below). Following such delisting the Securities will cease trading.

http://www.rns-pdf.londonstockexchange.com/rns/1505Q_-2015-6-15.pdf

For further information, please contact:

RBS Markets

+44 20 7678 1962

http://markets.rbs.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 June 2015

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary